Expense Limitation Agreement

November 29, 2011

To:

Mutual Fund Series Trust

630 Fitzwatertown Road

Building A, 2nd Floor

Willow Grove, PA 19090

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Catalyst/CP Core Equity Fund, Catalyst/CP World Equity Fund, Catalyst/CP Focus Large Cap Fund and Catalyst/CP Focus Mid Cap Fund (each a “Fund” and together the “Funds”) pursuant to a Management Agreement dated as of July 31, 2006 (the “Agreement”) as amended as of November 29, 2011.

Effective immediately through December 31, 2012, we hereby contractually agree to waive management fees and/or reimburse the Funds for expenses they incur, but only to the extent necessary to maintain each Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; 12b-1 distribution plan expenses, and extraordinary expenses) at 1.10% of average daily net assets for the Catalyst/CP Core Equity Fund, Catalyst/CP World Equity Fund, Catalyst/CP Focus Large Cap Fund and at 1.25% of average daily net assets for the Catalyst/CP Focus Mid Cap Fund.

Any waiver or reimbursement by us is subject to repayment by the applicable Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, CATALYST CAPITAL ADVISORS LLC By: /s/ Jerry Szilagyi Jerry Szilagyi, Managing Member

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: /s/ David F. Ganley Secretary